UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2025

COMMISSION FILE NUMBER 000-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

Methanex Corporation

1800 - 200 Burrard St.

Vancouver, BC Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

http://www.methanex.com

For immediate release

June 27, 2025

METHANEX CORPORATION COMPLETES ACQUISITION OF OCI GLOBAL’S METHANOL BUSINESS

VANCOUVER, BRITISH COLUMBIA (June 27, 2025) – Methanex Corporation (TSX:MX) (Nasdaq:MEOH) announced today that it has completed the previously announced acquisition of OCI Global’s (“OCI”) international methanol business.

As part of the transaction, first announced in September 2024, Methanex has acquired an interest in i) two world-scale methanol facilities in Beaumont, Texas, which have access to robust North American natural gas feedstock and one of which also produces ammonia, ii) a low-carbon methanol production and marketing business, and iii) a currently idled methanol facility in the Netherlands. The transaction consideration consists of approximately $1.2 billion of cash, excluding adjustments to working capital and cash acquired, the issuance of approximately 9.9 million common shares of Methanex and the assumption of approximately $450 million in debt and leases.

“We are excited to complete this important strategic acquisition and to welcome a talented team to Methanex,” said Rich Sumner, President and CEO of Methanex. “I want to thank the individuals that worked diligently to successfully close this acquisition. As we move forward, our focus is on ensuring a smooth integration, maintaining safe and stable operations, and delivering the strategic benefits of this acquisition.”

In connection with the transaction, Methanex has filed a base shelf prospectus (the “Prospectus”) with the securities regulatory authority in the Province of British Columbia in accordance with a customary registration rights agreement entered into between Methanex and OCI. The Prospectus will also be filed with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-10 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq Stock Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

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Inquiries

Sarah Herriott

Director, Investor Relations

Methanex Corporation

604-661-2600 or Toll Free: 1-800-661-8851

www.methanex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: June 27, 2025	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary